SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
of The Securities Exchange Act of 1934

AMENDMENT NO. 1

ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.
(Name of Issuer)

ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.
(Name of Person(s) Filing Statement)

LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Bryan McKigney
Advantage Advisers Xanthus Fund, L.L.C.
85 Broad Street
24th Floor
New York, New York 10004
(212) 667-4225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Kenneth S. Gerstein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

May 21, 2013
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$361,300,000.00 (a)	Amount of Filing Fee: $49,281.32 (b)

(a) Calculated as the aggregate maximum purchase price for Interests.

(b) Calculated at $136.40 per $1,000,000 of Transaction Valuation.

[_]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[_]	going-private transaction subject to Rule 13e-3.
[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

This Amendment No. 1 relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on May 21, 2013 by Advantage Advisers Xanthus Fund, L.L.C. (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $361.3 million of limited liability company interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement.

This Amendment No. 1 to the Statement is being filed to correct a typographical error contained in the Offer to Purchase relating to the unaudited net asset value of an Interest as of the close of business on April 30, 2013 corresponding to a capital contribution to the Fund of $150,000 made on August 1, 2011.

The information contained in the Supplement to Offer to Purchase dated May 28, 2013, attached as Appendix A hereto, will be distributed to investors in the Fund who made a capital contribution to the Fund on August 1, 2011, contemporaneously with the filing of this Amendment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.

	By:	Board of Managers

	By:	/s/ Bryan McKigney
Name: Bryan McKigney
Title: Authorized Signatory

May 28, 2013

Appendix A

ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.
85 Broad Street, 24th Floor
New York, New York 10004

SUPPLEMENT TO OFFER TO PURCHASE
DATED MAY 28, 2013

This Supplement, which is being sent to Members that purchased limited liability company interests ("Interests") in Advantage Advisers Xanthus Fund, L.L.C. (the "Fund") on August 1, 2011, relates to the Offer to Purchase originally mailed on May 21, 2013 in connection with the Fund's offer to repurchase Interests from Members on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

Due to a typographical error, the Offer to Purchase misstated the unaudited net asset value of an Interest as of the close of business on April 30, 2013 corresponding to a capital contribution to the Fund of $150,000 made on August 1, 2011. The correct April 30, 2013 value of an Interest purchased for $150,000 on August 1, 2011 is $158,815.68.

All other information contained in the Offer to Purchase remains unchanged.